The Flexi Group Holdings Ltd

Wisma UOA Damansara II, Penthouse 16-1 Level 16, No. 6

Changkat Semantan, Bukit Damansara

50490 Kuala Lumpur, Malaysia

October 27, 2023

VIA EDGAR

Attention:	Mr. Paul Cline
Mr. Benjamin Holt

Re:	The Flexi Group Holdings Ltd
Amendment No. 4 to Registration Statement on Form F-4
Filed September 29, 2023
File No. 333-269739

Ladies and Gentlemen:

This letter sets forth the response of The Flexi Group Holdings Ltd (the “Registrant”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission set forth in your letter dated October 4, 2023 (the “Comment Letter”), with respect to the above referenced Amendment No. 4 to Registration Statement on Form F-4. Concurrently with the submission of this letter, the Registrant is filing Amendment No. 5 to the Registration Statement (the “Fifth Amended Registration Statement”). In addition to addressing the comments raised by the Staff in the Comment Letter, the Registrant has included other revisions and updates to its disclosure in the Fifth Amended Registration Statement. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in the Fifth Amended Registration Statement.

Set forth below is the Registrant’s response to the Staff’s comments. For the Staff’s convenience, we have incorporated your comments into this response letter in italics.

Amendment No. 4 to Registration Statement on Form F-4 filed September 29, 2023

Opinion of Marshall & Stevens, page 151

1.

We note from the revisions made in response to prior comment 1 that most of the variance in cost of sales was due to the classification of amortization of right of use assets as operating expense in the projections. Please explain your basis for not reflecting depreciation of right of use assets as a component of projected cost of sales consistent with your audited financial statements. Please also disclose that projected Cost of Sales does not reflect amortization of right of use assets and quantify the amount included in Total Operating Expense for each of the periods presented.

In addition, please provide additional clarification regarding the statement on page 166 that “Flexi continues to believe that the Projections are still representative, in general, of Flexi’s current business operations and business plans.” Clarify what you mean by the term “in general” and clarify the basis for this determination, in particular in light of the material differences between actual results for fiscal years 2021 and 2022 and the projections, and the noted continued differences in operations from the assumptions made in the projections.

Response: In response to the Staff’s comment, the Registrant has revised the disclosure as requested starting on page 154 of the Fifth Amended Registration Statement.

Division of Corporation Finance
U.S. Securities and Exchange Commission October 27, 2023

Material Tax Considerations, page 242

2.	We note your response to prior comment 3. However, it remains unclear how counsel was able to provide a “will” opinion. Please revise as appropriate. For guidance, see Staff Legal Bulletin No. 19, footnote 44 and accompanying text.

Response: In response to the Staff’s comment, and per the telephonic discussion with the Staff on October 5, 2023, the Registrant has revised the disclosure as requested on pages 21, 101-102, 160, 238 and 245 of the Fifth Amended Registration Statement and has filed a new opinion as Exhibit 8.1 to the Fifth Amended Registration Statement.

General

3.	Please include updated financial statements in the next amendment as required by the instructions to Item 14 of Form F-4 by its references to Item 8.A of Form 20-F.

Response: In response to the Staff’s comment, the Registrant has included the updated financials as requested starting on page F-2 of the Fifth Amended Registration Statement.

We respectfully request the Staff’s assistance in completing the review of the Fifth Amended Registration Statement as soon as possible. Please contact Christopher Haunschild of Lucosky Brookman LLP at (212) 417-8160 with any questions or further comments regarding the responses to the Staff’s comments.

Sincerely,

THE FLEXI GROUP HOLDINGS LTD

By:	/s/ Christopher I. Edwards
Name:	Christopher I. Edwards
Title:	Chief Executive Officer

cc:           Christopher I. Edwards, The Flexi Group Holdings Ltd

Christopher Haunschild, Lucosky Brookman LLP

Penny Somer-Greif, Lucosky Brookman LLP

Kevin E. Criddle, DLA Piper LLP (US)

Penny J. Minna, DLA Piper LLP (US)